Exhibit (d)(5)(iii)

EQ ADVISORS TRUST

AMENDMENT NO. 2 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

AMENDMENT NO. 2 dated as of October 29, 2024 (“Amendment No. 2”) to the Investment Sub-Advisory Agreement dated as of July 16, 2020, as amended, (“Agreement”) between Equitable Investment Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“EIM” or “Adviser”), and J.P. Morgan Investment Management Inc., a Delaware corporation (“JPMIM” or “Sub-Adviser”).

WHEREAS, the Adviser and Sub-Adviser are parties to the Agreement, as amended from time to time, pursuant to which Sub-Adviser furnishes investment advisory services to certain portfolios (or an allocated portion thereof) of the EQ Advisors Trust (“Trust”);

WHEREAS, pursuant to Section 18 of the Agreement, the Agreement may be amended or modified in writing duly executed by the parties hereto;

NOW, THEREFORE, EIM and JPMIM agree to modify the Agreement as follows:

1.	Appendix A. Appendix A to the Agreement is hereby replaced in its entirety by Appendix A attached hereto.

2.	Defined Terms. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Investment Sub-Advisory Agreement.

3.	Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

4.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 2 as of the date first set forth above.

EQUITABLE INVESTMENT MANAGEMENT GROUP, LLC		J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Kenneth Kozlowski	By:	/s/ Jonathan Petty
	Kenneth Kozlowski Executive Vice President and Chief Investment Officer		Name: Jonathan Petty Title: Vice President

APPENDIX A

AMENDMENT NO. 2

TO

INVESTMENT SUB-ADVISORY AGREEMENT

The Adviser shall pay the Sub-Adviser monthly compensation computed daily at an annual rate equal to the following:

Portfolio(s)	Annual Sub-Advisory Fee Rate**
Large Cap Growth Portfolios, which shall consist of EQ/JPMorgan Growth Stock Portfolio and an Allocated Portion of EQ/Large Cap Growth Managed Volatility Portfolio*

0.40% on the first $100 million of the Large Cap Growth Portfolios’ average daily net assets; 0.30% on the next $100 million of the Large Cap Growth Portfolios’ average daily net assets; and 0.20% on the next $1.3 billion of the Large Cap Growth Portfolios’ average daily net assets; provided that, if the Large Cap Growth Portfolios’ average daily net assets are over $1.5 billion, a sub-advisory fee rate of 0.21% will apply to all net assets; and if the Large Cap Growth Portfolios’ average daily net assets are over $2 billion, a sub-advisory fee rate of 0.20% will apply to all net assets.***

Portfolio(s)	Annual Sub-Advisory Fee Rate****
EQ/JPMorgan Value Opportunities Portfolio

0.40% of the Portfolio’s average daily net assets up to and including $50 million; 0.35% of the Portfolio’s average daily net assets in excess of $50 million and up to and including $150 million; 0.30% of the Portfolio’s average daily net assets in excess of $150 million and up to and including $650 million; and 0.25% of the Portfolio’s average daily net assets in excess of $650 million.

EQ/JPMorgan Growth Allocation Portfolio	0.25% of the Portfolio’s average daily net assets up to and including $1 billion; and 0.23% of the Portfolio’s average daily net assets in excess of $1 billion.

*

Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Sub-Adviser, which may be referred to as the “Sub-Adviser Allocation Portion.”

**

The daily sub-advisory fee for the Large Cap Growth Portfolios is calculated by multiplying the aggregate net assets of the Large Cap Growth Portfolios at the close of the immediately preceding business day by the Annual Sub-Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily sub-advisory fee applicable to each Portfolio/Sub-Adviser Allocation Portion is the portion of the daily sub-advisory fee for the Large Cap Growth Portfolios that is equal to the Portfolio’s/Sub-Adviser Allocation Portion’s net assets relative to the aggregate net assets of the Large Cap Growth Portfolios, including the Portfolio/Sub-Adviser Allocation Portion, used in the fee calculation for that day.

***

The Sub-Adviser agrees to promptly notify the Adviser of any lower fee rate it charges for providing sub-advisory services to any fund that is registered as an open-end investment company under the Investment Company Act of 1940 and utilizes the same Large Cap Growth investment strategy as the Large Cap Growth Portfolios, where the sub-advisory services commence as of the date hereof, and the sub-advised assets under management are of equal or smaller size (“Comparable Client”), except to the extent such rate results from a fee concession or waiver due to extenuating circumstances, or from a relationship rebate or discount granted in connection with investments in multiple accounts, strategies or vehicles. “Comparable Client” shall exclude a client that: (i) is an affiliate of the Sub-Adviser, (ii) is an investment vehicle sponsored by the Sub-Adviser or its affiliates, (iii) maintains a larger overall relationship with the Sub-Adviser and its asset management affiliates based on total assets under management, annualized revenues, or number of investment strategies, (iv) is of a different type (e.g., retirement, benefit or pension plan, corporation, endowment/foundation, insurance company, wrap program, sovereign wealth fund, outsourced CIO, central bank), or (v) has a different (a) country of domicile, (b) servicing requirement, (c) fee type (e.g., asset-based vs. performance-based), (d) lock-up period, or (e) investment vehicle into which it is invested. Groups of funds comprising a single overall relationship (e.g., due to affiliation, overlapping personnel, or a common relationship through a fiduciary) may be considered a single fund for purposes of this paragraph.

****

The daily sub-advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the Annual Sub-Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.